UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           PHOENIX STAR VENTURES, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   719147 10 0

                                 (CUSIP Number)

                               Stephen C. Jackson
                                595796 B.C. Ltd.
                                   Suite 1600
                                609 Granville St.
                                 Vancouver, B.C.
                                     V7Y 1C3
                                 (604) 633-2556

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2001

             (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 719147 10 0

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      ...........595796 B.C. Ltd. ...........................................
      -----------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)  ________________________
   (b)  ________________________

3.    SEC Use Only .............................................
                   ---------------------------------------------

4.    Source of Funds (See Instructions) .........OO.......................
                                         ----------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.    Citizenship or Place of Organization  ....BRITISH COLUMBIA, CANADA.....
                                            ---------------------------------

Number of        7.   Sole Voting Power       ..... 25,300 ...........
Shares                                        ------------------------
Beneficially     8.   Shared Voting Power     ......................
                                              ----------------------
Owned by
Each             9.   Sole Dispositive Power  ......25,300..............
Reporting                                     --------------------------
Person With      10.  Shared Dispositive Power.......     ..............
                                              --------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   25,300
                                                                    -------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)  ..0.4%....
                                                          ----------

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the Common Stock, $.001 par value, of Phoenix Star Ventures, Inc., a Delaware corporation (the "Company"). The Company was formerly named wowtown.com, Inc. The principal executive offices of the Company are located at Suite 450, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

Item 2. Identity and Background

     (a) - (c) 595796 B.C. Ltd. ("595796") is a British Columbia limited company and is the record owner of 25,300 shares of the Company's common stock. The address of 595796 B.C. Ltd. is Suite 1600, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.

      The managing partners and officers of 595796 and their respective ownership interest in 595796 are as follows:
                                                              Ownership
           Name                     Position                   Interest
           ----                     --------                ------------

           David Jackson         Managing Partner                25%
           David Packman         Managing Partner and Secretary  25%
           Stephen C. Jackson    Managing Partner and President  25%

      The foregoing individuals are citizens of Canada and their principal business address is Suite 450, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

      (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The persons identified in this Item 2 are citizens of Canada.

Item 3. Source and Amount of Funds or Other Consideration

      Not applicable.

Item 4. Purpose of Transaction

      At a special shareholder's meeting held on April 4, 2001, the shareholders of the Company approved:

o The sale of the Company's subsidiary, Wowtown.com, (Nevada) Inc., as well as certain other assets relating to the Company's business, to 595796 B.C. Ltd.

o    A proposal to change the name of the Company to Phoenix Star Ventures, Inc.

o A proposal to reverse split of the Company's common stock such that each five outstanding shares of the Company's common stock were converted into one share of common stock.

     The sale of Wowtown/Nevada was completed on April 12, 2001. As part of this sale, the Company sold all of the shares of Wowtown/Nevada to 595796 B.C. Ltd., as well as certain other assets incidental to the business of Wowtown/Nevada (i.e. trademarks, trade names, Internet domain addresses, and office equipment) in consideration for:

o the return to the Company by 595796 B.C. Ltd. of 9,500,000 shares of the Company's common stock;
o the assumption by 595796 B.C. Ltd. of liabilities of approximately $190,000 and certain contractual commitments relating to Wowtown/Nevada's business; and
o    the   forgiveness  by  595796  B.C.  Ltd.  and  all  officers,   employees,
     shareholders and affiliates of 595796 B.C. Ltd. of loans and advances in the amount of $28,400 made by such persons to the Company

Item 5. Interest in Securities of the Issuer

      (a) As a result of the transaction referred to in Item 4, 595796 is the record owner of 25,300 shares of the Company's common stock, or approximately 0.4% of the Company's common stock.
      (b) 595796 may be deemed to have the sole voting power and ownership of 25,300 shares of the Company's common stock. Messrs. Jackson, Packman and Jackson, due to their ownership of 595796 (as listed in Item 2 of the Schedule), may also be deemed to share the power to vote or direct the voting of the 25,300 shares.
      (c)   See Item 3 of this Schedule.
      (d)   Not applicable.
      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits

      None.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   May 4, 2001
------------------------------------------------------------------
Date

   /s/ Stephen C. Jackson
------------------------------------------------------------
Signature

STEPHEN C. JACKSON, President of 595796 B.C. LTD.
------------------------------------------------------------
Name/Title